Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

October 12, 2004

Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Southern Michigan Bancorp, Inc. Schedule 13E-3 Filed September 3, 2004 File No. 2-78178 Preliminary Schedule 14A Filed September 3, 2004 File No. 0-9219

Dear Mr. Pressman:

                    We have been engaged by Southern Michigan Bancorp, Inc. ("Southern" or the "Company") as counsel to assist the Company in the preparation of its Schedule 13E-3 and Preliminary Schedule 14A filed on September 3, 2004, and in responding to your letter dated September 21, 2004 (the "Letter"), in which you provided comments on Southern's Schedule 13E-3 and Preliminary Schedule 14A.

                    This letter provides the Company's response to your comments. For convenience of reference, each of the Commission's comments is set forth in full and Southern's response immediately follows. Page references indicated below refer to pages of the proxy statement and Schedule 13E-3, as noted. We have enclosed with this letter a copy of the revised proxy statement and Amendment No. 1 to the Schedule 13E-3. We have also enclosed marked copies of these documents to identify the changes we have made since the initial filing on September 3, 2004.

Mr. Michael Pressman
October 12, 2004

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Schedule 14A

Comment 1:

          Revise the proxy statement to include all of the disclosure required by Schedule 13E-3 as to SMB Merger Company. To the extent that SMB, as a newly-formed company, has not performed the analyses required by that Schedule, you may specifically adopt the conclusions and analyses of another filing person.

Response:

          As a newly-formed company and wholly owned subsidiary of the Company, SMB Merger Company has not undertaken independent analyses relating to the going private transaction. Its directors and officers are directors and officers of the Company. To the extent that SMB Merger Company is required, as a filer, to analyze the proposed transaction, it expressly adopts the relevant conclusions and analyses of the Company. The proxy statement and Schedule 13E-3 now contain language to this effect. (See "INFORMATION ABOUT SOUTHERN MICHIGAN AND ITS AFFILIATES - SMB Merger Co.," page 33 of the proxy statement and page 1 of the Schedule 13E-3.)

Comment 2:

          Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

Response:

          The proxy statement and form of proxy card are preliminary copies. These documents have been revised to clearly disclose this fact. (See cover letter and cover page of proxy statement and form of proxy card.)

Comment 3:

          Where appropriate please include the disclosure required by Items 1010(a)(3) and 1014(a)(4)*. *[For the purpose of our response, we have assumed that the Commission's reference to Item 1014(a)(4) was intended to reference Item 1010(a)(4).]

Response:

          Item 1010(a)(3) requires the disclosure of the ratio of earnings to fixed charges for the two most recent fiscal years and the latest interim period. Item 1010(a)(4)

Mr. Michael Pressman
October 12, 2004

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requires the disclosure of the book value per share as of the date of the most recent balance sheet. The Company refers the staff to "Pro Forma Financial Information - PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES" (page 48) and "- Pro Forma Book Value Per Share (page 49) of the proxy statement, where such information is disclosed.

Summary

Comment 4:

          Either in this section or in your Questions and Answers section, please include a brief discussion of dissenters rights.

Response:

          The Company has voluntarily granted dissenters' rights to those shareholders being cashed-out as a result of the going private transaction. These shareholders may elect to dissent from the merger and have the amount of their cash payment determined by a court. The Summary section now includes a brief discussion of dissenters' rights and a prominent cross-reference to a more detailed discussion in the proxy statement. (See "SUMMARY," page 2.)

Comment 5:

          It appears from the disclosure on page 6 under "Beneficial owners of shares held in "street name," that a beneficial owner of fewer than 500 shares may not be "cashed out" in this merger, if that beneficial owner holds through a record holder who in the aggregate, holds more than 500 shares. Since shareholders who receive this proxy statement may want to increase or decrease their holdings in order to receive cash in the merger or remain as a continuing shareholder, this discussion is critical and should be summarized here or in the Question and Answer section.

Response:

          Beneficial owners of fewer than 500 shares may continue to be shareholders following the merger if they hold their shares of common stock in "street name" through record holders who hold 500 or more shares. The Summary section now includes a brief discussion regarding street name holders and a cross-reference to a more detailed discussion in the proxy statement. (See "SUMMARY," page 2 and "SPECIAL FACTORS - Effects of the Merger," page 7.)

Mr. Michael Pressman
October 12, 2004

_______________________

Comment 6:

          Include bulleted disclosure highlighting the potential disadvantages of the reverse stock split.

Response:

          There are several arguable disadvantages of the proposed merger and deregistration. The Summary section now refers to these disadvantages and provides a cross-reference to a more detailed discussion in the proxy statement. (See "SUMMARY," page 3.)

Comment 7:

          Please revise the penultimate bullet point to expressly indicate whether the Board and Audit Committee believe the Rule 13e-3 transaction is both substantively and procedurally fair to the company's unaffiliated shareholders in accordance with Item 1014(a) of Regulation M-A. Please make corresponding revisions throughout.

Response:

          The Company has revised the bullet point disclosure to state that the Board of Directors has determined that the transaction is both substantively and procedurally fair to the Company's unaffiliated shareholders. (See "SUMMARY," page 3.) The Company has also made similar modifications in other portions of the proxy statement. (See "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors," page 10.) In addition, the Company refers the staff to "SPECIAL FACTORS - Fairness; Recommendation of Board of Directors," pages 10-12, where the Company discussed the fairness of the transaction to unaffiliated shareholders.

          The Audit Committee voted separately to approve the proposed transaction and recommend its approval by the board. After voting to approve the proposed transaction and recommend that the board approve the transaction and adopt the Plan of Merger, each member of the Audit Committee approved, as a member of the Board of Directors, the resolutions declaring the proposed merger to be fair to and in the best interest of Southern Michigan and its shareholders (including all unaffiliated shareholders). (See "SPECIAL FACTORS - Background of the Merger Proposal," page 9.)

Mr. Michael Pressman
October 12, 2004

_______________________

          When considering our response to this comment, please bear in mind that the Company's affiliates are beneficial owners of less than 5% of the Company's stock and, therefore, fairness to unaffiliated shareholders and to shareholders generally is effectively the same.

This proxy statement contains forward looking statements, page 3

Comment 8:

          Please delete the statement that the Company undertakes no obligations to update, amend or clarify forward looking statements, or explain how this statement is consistent with your obligations under Rule 14a-9. Delete the comparable language on page 2 of the Schedule 13E-3, since it is also inconsistent with the requirements of Rule 13e-3(d)(2).

Response:

          We have deleted the language in which the Company indicated that it had no obligation to update, amend or clarify forward looking statements in both the proxy statement and the Schedule 13E-3. (See "SUMMARY," page 3 in the proxy statement and pages 1-2 in the Schedule 13E-3.)

Special Factors, page 5

Reasons for the Merger, page 5

Comment 9:

          We note that your lists of costs in the second paragraph in this section does not match the expenses discussed on page 21. For example, you indicate in the second paragraph that being subject to the Exchange Act causes you to be subject to costs of approximately $166,000 annually. Disclosure on page 21 indicates that the costs were $90,700 in 2002 and $115,000 in 2003 and are estimated to be $157,600 in 2004 and $318,000 in 2005. Please explain from where you derive the $166,000 figure.

Response:

          The information summarized on page 5 now conforms to the more detailed cost information later in the proxy statement and includes a cross-reference to the more detailed information. We have removed the reference to $166,000 and modified the

Mr. Michael Pressman
October 12, 2004

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language in the second paragraph of "Reasons for the Merger" and in the "Termination of Exchange Act Registration" sections to avoid confusion. (See "SPECIAL FACTORS - Reasons for the Merger," page 5 and "THE TRANSACTION - Termination of Exchange Act Registration," pages 25-26.)

Comment 10:

          Provide additional disclosure clarifying the nature of the one-time costs, including quantification. Provide similar disclosure on page 21.

Response:

          The one-time costs referenced in the second paragraph of the "Reasons for the Merger" section result from reviewing internal controls and implementing procedures and documentation to comply with Section 404 of the Sarbanes-Oxley Act of 2002. These costs are estimated to be approximately $100,000 for 2005. We have modified the proxy statement to provide this additional information. (See "SPECIAL FACTORS - Reasons for the Merger," page 5 and "THE TRANSACTION - Termination of Exchange Act Registration," page 26.)

Comment 11:

          Expand your disclosure to explain the legal duties and risks that will be relieved by virtue of the transaction.

Response:

          We have expanded our disclosure to detail the legal duties and risks to be relieved by virtue of the merger transaction. These items were addressed in "THE TRANSACTION - Termination of Exchange Act Registration" on page 25. We have amended the proxy statement to include this information in the "Reasons for the Merger" section and have included a cross-reference to a more detailed discussion in the proxy statement. (See "SPECIAL FACTORS - Reasons for the Merger," page 5.)

Mr. Michael Pressman
October 12, 2004

_______________________

Effects of the Merger, page 6

Comment 12:

          Please revise to ensure that you include a reasonably thorough discussion of the detriments of the merger. See Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the merger will be that unaffiliated shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by your Board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time for a price of their choosing.

Response:

          A full discussion of potential disadvantages of the merger appears in the "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors" section. We have expanded our disclosure by adding a discussion involving this information to the "Effects of the Merger" section; we have also provided a cross-reference to guide the reader to the more detailed discussion referenced above. (See "SPECIAL FACTORS - Effects of the Merger," page 6.)

Comment 13:

          Also, revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Response:

          This section has been revised to add the suggested disclosure which, together with the cross-reference that was (and remains) in place, provides the reader with information regarding the effects of the termination of the registration of the Company's common stock. (See "SPECIAL FACTORS - Effects of the Merger," page 6.)

Mr. Michael Pressman
October 12, 2004

_______________________

          Background of the Merger Proposal, page 6

Comment 14:

          When first referenced, identify the engagement partner, public accounting firm, members of the Audit Committee and corporate legal counsel.

Response:

          The engagement partner of the Company's public accounting firm, Crowe Chizek and Company LLC, is Mr. Dan Mills. The Audit Committee members are Messrs. H. Kenneth Cole, Gregory J. Hull, Nolan F. Hooker and Ms. Marcia Albright. Corporate legal counsel, Warner Norcross & Judd LLP, was represented by Mr. Gordon R. Lewis. This section has been modified to include this information in the manner requested. (See "SPECIAL FACTORS - Background of the Merger Proposal," pages 7-10.)

Comment 15:

          Your disclosure on page 11 indicates that the company "has recently repurchased shares for $24.25 per share." Disclose in this section the nature and timing of those stock repurchases. In addition, why aren't these purchases reflected in the table on page 33?

Comment 16:

          See the last comment above. We note that you had been considering a going private transaction since 2002. Supplementally explain why this share repurchase should not be considered the first step of the going private transaction.

Response to Comments 15 & 16:

          The Company publicly announced a stock repurchase program on February 2, 2004. The Company then had capital in excess of its operating needs. The purpose of the repurchase program was to reduce its shares with an expected resulting accretion in return on equity and earnings per share.

          The Board of Directors first authorized the officers to study and report to the board on the strategic alternative of going private on May 17, 2004. Purchases under the stock repurchase program were then immediately discontinued.

Mr. Michael Pressman
October 12, 2004

_______________________

          The use of the term "recently" in the first preliminary proxy statement filing was inappropriate. The purchase at $24.25 was the last purchase before the purchases under the stock repurchase program were discontinued. That purchase is included in the "total number of shares purchased" and "average price paid per share" columns for the quarter in the table appearing in "INFORMATION ABOUT SOUTHERN MICHIGAN AND ITS AFFILIATES - Stock Repurchases" section on page 38. The disclosure under "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors" on page 12 has been revised to conform to that table.

          The Company has not been "considering" a going private transaction since 2002. Active consideration of a going private transaction began at the Board of Directors meeting on May 17. As is accurately described in the "SPECIAL FACTORS - Background of the Merger Proposal" section, there was an increasing awareness by management of going private transactions by others prior to May 4 and a period of inquiry and information gathering by management from May 4 to May 17 in preparation for the May 17 board meeting. However, the presentation to the board on May 17 was informational, and not the presentation of a proposal for consideration.

          Share repurchases under the stock repurchase program were not the first step of the going private transaction. This stock repurchase program was implemented for other business reasons. When the Company began to actively consider a going private transaction, it immediately discontinued stock purchases under that program.

Comment 17:

          Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., addressing the possibility of a going private transaction. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. In addition, please clarify when each of the events discussed in this section occurred. For example, it is not clear from the last 4 paragraphs whether all the events discussed occurred at the August 31, 2004 meeting. Please revise to disclose the following, which is not intended to be an exhaustive list:
•	who first proposed the possibility of going private and when this occurred;
•	when the Audit Committee asked management to investigate the possibility of going private; and
•	the date when management contacted Donnelly for advice concerning financial terms of the transaction and the date management retained Donnelly.

Mr. Michael Pressman
October 12, 2004

_______________________

Response:

          The "SPECIAL FACTORS - Background of the Merger Proposal" section contains all of the information requested. Every meeting at which the going private proposal was discussed is provided. We have modified the proxy statement to clarify the dates of certain events, such as the date on which Donnelly Penman & Partners was engaged and the multiple activities that took place on August 31. (See "SPECIAL FACTORS - Background of the Merger Proposal," pages 9-10.)

Comment 18:

          The disclosure in this section indicates that the Audit Committee met and reviewed investment bank proposals and authorized management to engage Donnelly. In this and other respects, the role of the Audit Committee seems to have been somewhat unusual here. Revise to discuss the Audit Committee's role, how it was determined and why, and the scope of the Audit Committee's authority. Your expanded disclosure should indicate why the Audit Committee voted separately to approve this transaction.

Response:

          The Company believes that the role of the Audit Committee in this process was not at all unusual or inappropriate. The Audit Committee consists entirely of independent directors. Considering the limited number of directors the Company has, it is difficult to imagine what standing committee or group of directors would have been more qualified or more suitable to supervise this process. The Board of Directors chose the Audit Committee to play a central role in the assessment of the proposed transaction because of its independence (each member is an independent director) and expertise. As noted in the initial proxy statement, the role of the Audit Committee was to work with management in its investigation of the possibility of going private. The committee was authorized, together with management, to incur related expenses and make a presentation to the board on its findings and recommendations.

          The Audit Committee voted separately to approve the transaction because it is common in such transactions to seek the approval of an independent committee for purposes of achieving procedural fairness and because of its role in supervising the development of management's recommendation. The modified proxy statement reflects this information. (See "SPECIAL FACTORS - Background of the Merger Proposal," pages 8-9.)

Mr. Michael Pressman
October 12, 2004
Page11
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Comment 19:

          In this regard, discuss why the Board elected not to form a special committee in connection with considering the structuring this transaction. We note the disclosure on page 12, but that addresses only why it chose not to have a representative to negotiate solely on behalf of unaffiliated shareholders.

Response:

          The Board of Directors did not elect to form a special committee because it already had in place a committee of directors who were independent, had relevant expertise and were familiar with the Company. The modified proxy statement reflects this information. (See "SPECIAL FACTORS - Background of the Merger Proposal," page 8.)

          The creation of a new committee (which needed to be composed of independent directors in order to meet the board's preference for an independent assessment) would have resulted in the need to provide a new set of directors with all of the information and background already possessed by the Audit Committee. The Company does not believe that any material benefit would have been derived from the addition of a new independent committee, and that certain inefficiencies (due to duplication of efforts) would have resulted from such a process.

Comment 20:

          We note your disclosure that the board considered other methods of going private. Disclose whether the Board considered other methods to reduce expenses other than going private. If so discuss the alternatives considered and why they were ultimately rejected. See Item 1013(b) of Regulation M-A.

Response:

          Management and the Board of Directors did not consider other methods to reduce expenses to be alternatives to the going private transaction. Going private is not expected to preclude any other material additional expense-saving opportunities. The proxy statement has been revised to reflect this information. (See "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 14.)

Mr. Michael Pressman
October 12, 2004

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Comment 21:

          Disclose whether the Board considered the possibility of a third party buy-out. If the Board did not consider other such options, please explain why not.

Response:

          The board did not consider the possibility of a third party buy-out to be an alternative to going private. A buy-out was considered to be a fundamentally different transaction and not an alternative to a going private transaction. There was no third-party offer to acquire the Company before the board. We have modified the proxy statement to reflect this information. (See "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 14.)

Comment 22:

          Revise to indicate whether Donnelly recommended the amount of consideration to be paid in the going private transaction. Refer to Item 1015(b)(5) of Regulation M-A. If not, explain how the Board set upon the merger consideration of $29.00 per share, after Donnelly set the fair value at $26.31 per share as of June 30, 2004.

Response:

          Donnelly Penman & Partners did not recommend the amount of consideration to be paid to those shareholders being cashed out as a result of the transaction. The Board of Directors determined this amount. The board's determination was based on (i) its desire to be fair to those shareholders being cashed out by offering a premium as a mechanism to offset the forced sale and possible taxes and (ii) its belief that paying a premium would be fair to remaining shareholders because of the relatively nominal impact of the premium and because of the possibility that the premium could reduce the risk of conflict with the cashed out shareholders and mitigate any loss of good will among customers of Southern Michigan Bank & Trust, the Company's primary subsidiary. We have revised the proxy statement to reflect this information. (See "SPECIAL FACTORS - Background of the Merger Proposal," pages 9-10.)

Mr. Michael Pressman
October 12, 2004

_______________________

Fairness, Recommendation of the Board, page 9

Comment 23:

          All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Revise the discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. Also, we note that this section does not address the factors listed in Instruction 2(ii), (iv) and (vi). If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Also revise to quantify the company's net book value, liquidation value and going concern value on a per share basis, if known.

Response:

          The Donnelly Penman & Partners valuation report, which was presented to and considered by the Board of Directors in detail, included a detailed analysis of current market prices, historical market prices, going concern value and potential value in acquisition transactions. The board also took into account share repurchase prices. The board did not consider the Company's liquidation value because the liquidation of a bank or discontinuance of a bank's operations is an extremely unlikely event - to the knowledge of the Company and its counsel banks have historically only been liquidated in the event of insolvency or receivership. Neither the Company's management nor the board has any intention of liquidating the bank. The proxy statement has been modified to provide a discussion regarding this information and to quantify the Company's net book value and going concern value on a per share basis. (See "SPECIAL FACTORS - Fairness! ; Recommendation of the Board of Directors," pages 10-15.)

Comment 24:

          With respect to liquidation value, explain your statement (on page 11) that the Board did not consider it. That is, why was this factor given little or no weight in the context of this transaction?

Response:

          We refer the staff to our response to Comment 23, above.

Mr. Michael Pressman
October 12, 2004

_______________________

Comment 25:

          If the Board relied upon the analysis of another, such as the financial advisor, with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A then the board must expressly adopt the conclusion and analyses of the other. For example, if the board is relying on Donnelly's analysis of historical trading prices, then it must specifically adopt such analysis as its own.

Response:

          Donnelly Penman & Partners' analyses were based on the market prices of the Company's common stock, net book value, going concern value and comparable transactions and companies. The board received and adopted these independent analyses as its own. We have modified the proxy statement to state this adoption. (See "SPECIAL FACTORS - Background of the Merger Proposal," page 12.)

Negative factors for remaining shareholders, page 10

Comment 26:

          Please clarify whether the Board considered the 100 share block trading limitation when as a negative factor for remaining shareholders.

Response:

          The 100 share block trading limitation is an entirely separate issue from the going private transaction, which the shareholders may or may not approve. It is not a negative factor for the going private transaction. The proposed transaction is not contingent on shareholder approval of the proposed amendment. Nevertheless, given the potential impact on liquidity, the Company has amended the proxy statement to reflect the potential impact. (See "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 12.)

Comment 27:

          Disclose whether the Board considered that the fairness opinion did not utilize a marketability or minority interest discount for any of its analyses.

Mr. Michael Pressman
October 12, 2004

_______________________

Response:

          The board was specifically advised that Donnelly Penman & Partners did not utilize a marketability or minority interest discount for its analyses and did not consider those discounts appropriate to a valuation for this purpose. The use of this discount would have resulted in a lower valuation for the common stock. The board determined that its price of $29.00 per share was fair to remaining shareholders for the same reasons described in the response to Comment 22 above. We have modified the proxy statement to reflect the lack of a marketability or minority discount and to direct the reader to the board's reasoning for the premium. (See "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 13.)

Fair Price Considerations, page 10

Comment 28:

          Quantify the going concern value discussed in the second bullet point on page 11.

Response:

          The going concern value, as provided by Donnelly Penman & Partners per the Discounted Cash Flow analysis, was $27.19 per share as of August 30, 2004. We have amended the proxy statement to reflect this quantification. (See "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 12.)

Comment 29:

          Indicate the effect of submitting this transaction to the vote of shareholders, despite the fact that such a vote is not required under Michigan law. For example, will approval by the shareholders affect the standard of legal review if this transaction is challenged in court?

Response:

          The Board of Directors determined that the Company would seek shareholder approval of the Agreement and Plan of Merger. It did so to provide an additional level of assurance of fairness to shareholders who are to receive cash. It is expected that it will also reduce the risk that the Company would be subject to litigation involving the merger and assist the Company in defending itself against claims relating to the fairness of the merger, believing that obtaining shareholder approval would likely strengthen the

Mr. Michael Pressman
October 12, 2004

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Company's position. We have modified the proxy statement to reflect this information. (See "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 13.)

Other Considerations, page 12

Comment 30:

          The disclosure here about the potential conflicts of interest of directors (and other affiliates) should also appear in the Summary or Question and Answer sections of the proxy statement. The discussion there should indicate the percentage of shares to be held by officers and directors before and after the merger.

Response:

          We have added language to the Summary to reflect this potential conflict, and have added language quantifying the directors and officers' holdings before and after the merger. (See "SUMMARY," page 3 and "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 15.)

Comment 31:

          The disclosure in the last paragraph (first sentence) on page 12 states that the discussion of the factors considered by the Board of Directors "is not intended to be exhaustive." However, Item 1014(b) of Regulation M-A requires you to describe and discuss all material factors considered by the Board. Please revise or advise.

Response:

          The fairness discussion is intended to describe and discuss in reasonable detail all material factors that the board relied upon when making its fairness determination. We have modified the proxy statement accordingly. (See "SPECIAL FACTORS - Fairness; Recommendation of the Board of Directors," page 15.)

Mr. Michael Pressman
October 12, 2004

_______________________

Opinion of Independent Financial Advisor, page 20

Comment 32:

          Describe the method of selection of Donnelly. See Item 1015(b)(3) of Regulation M-A.

Response:

          We have updated the proxy statement to provide all of this information. (See "SPECIAL FACTORS - Opinion of Financial Advisor," page 15.)

Comment 33:

          Please expand your summary of Donnelly valuation report to include a more detailed summary of the "numerous assumptions" that it made, as indicated in Appendix B* of the proxy materials. *[For the purpose of our response, we have assumed that the Commission's reference to Appendix B of the proxy materials was intended to reference Appendix C, which contains the valuation report and opinion of Donnelly Penman & Partners.]

Response:

          Donnelly Penman & Partners made a number of assumptions in its valuation report and opinion with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Southern Michigan. These assumptions included: the expectation that interest rates will remain constant throughout the projection period; the expectation that general economic conditions will neither deteriorate nor improve significantly relative to their current state; the expectation that no significant industry regulations or events that would impair the Company's ability to earn income at the projected levels will occur; and the expectation that industry trading and transaction multiples will not change significantly from current values. We have added these assumptions to the proxy statement. (See "SPECIAL FACTORS - Opinion of Financial Advisor," page 17.)

Comment 34:

          Provide us with the material referred to in the second and third bullet points on page 13. We may have further comments.

Mr. Michael Pressman
October 12, 2004

_______________________

Response:

          We are sending, under separate cover as supplemental information and under a request for confidential treatment, the portion of the Company's Directors' Reports dated June 30 and July 31, 2004 reviewed by the financial advisor and a copy of the Bank's Three Year Plan. The prior reference to the "Company's 2003-2004 strategic plan" was inaccurate; the text should have (and now does) referenced the Bank's Three Year Plan.

Comment 35:

          We note your reference on page 14 to forecasts prepared by management and provided to Donnelly. Disclose all of the financial forecasts that management provided to Donnelly and any projections that management helped the advisor to develop. In addition, disclose and quantify the material assumptions underlying the forecasts.

Response:

          The financial forecasts provided by management to the financial advisor that were relied upon by the financial advisor are now included in the discussion of the discounted cash flow analysis. (See the chart in "SPECIAL FACTORS - Opinion of Financial Advisor," page 20.)

          The material assumptions underlying the forecasts are now disclosed and quantified in the proxy statement. (See "SPECIAL FACTORS - Opinion of Financial Advisor," page 19.)

Comment 36:

          We note that Donnelly's valuation report evaluated the market value of the company's common stock as of June 30, 2004. Given that the company did not file preliminary proxy materials until September of 2004, disclose what consideration, if any, the Board gave to requesting an updated valuation analysis. Also revise the section relating to the Board's recommendation to discuss how the date of the valuation analysis impacted the Board's decision to rely on the advisor's opinion, if at all.

Response:

          At the request of the Company, Donnelly Penman & Partners updated the valuation report to reflect the per share fair market value of the common stock as of August 30, 2004. The proxy statement has been modified throughout to reflect, as relevant, both the original opinion and the updated opinion. (See, for example, "SPECIAL FACTORS - Opinion of Financial Advisor," pages 15 and 21.) The date of

Mr. Michael Pressman
October 12, 2004

_______________________

the original valuation analysis did not impact the Board of Directors' decision to rely on the advisor's opinion. The Board of Directors is expected to accept the updated report and ratify its approval of the transaction. This will be reflected in the definitive proxy statement.

Analysis of Comparable Transactions, page 14

Comment 37:

          Clarify which of the transactions involved going private. For transactions that did not involve going private, briefly explain why Donnelly considered them to be comparable. In addition, disclose the multiple calculated for each transaction, or a range of multiples, and explain how the advisor derived the multiples from the acquired companies.

Response:

          None of the transactions involved going private. The advisor considers the comparable transactions approach a relevant analysis in the valuation of a business. The purpose of the analysis is not to compare any going private transaction proposed by the Company to going private transactions undertaken by other financial institutions, but rather to determine an implied value for the Company based on the deal pricing metrics of recent acquisitions. The advisor considered the transactions identified as relevant because the characteristics of the target companies are similar to those of the Company and thus approximate what the value of the Company might be in an acquisition scenario. We have modified the proxy statement to reflect this information. (See "SPECIAL FACTORS - Opinion of Financial Advisor," page 17.)

Material U.S. Federal Income Tax Consequences of the Merger, page 24

Comment 38:

          Please eliminate the statement that the discussion is included for general information only. We believe this statement might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

Mr. Michael Pressman
October 12, 2004

_______________________

Response:

          We have removed the language in the proxy statement indicating the federal income tax discussion was included for general information only. (See "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER," page 30.)

Amendment Proposal, page 26

Comment 39:

          Clarify whether the Amendment would apply to beneficial or record holders of the Company's shares. That is, if a person beneficially owns fewer than 100 shares but those shares are held in street name by a broker that, together with its other holdings, owns more than 100 shares, what would be the effect under the proposed Amendment?

Response:

          The Amendment applies to record holders of the Company's shares. The Amendment likely would not limit transfers among "street name" accounts because shares held for beneficial owners in such instances are typically held of record by a depository nominee which is the holder of record of 100 or more shares. We have modified the proxy statement to reflect this information. (See "AMENDMENT PROPOSAL," page 30.)

Procedures for Voting by Proxy, page 27

Comment 40:

          Rule 14A-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise the first paragraph accordingly. Also ensure that the proxy card includes this language.

Response:

          The Company is currently not aware of any proposal expected to be presented at the Special Meeting beyond the Plan of Merger and Amendment proposals. Because by law and the Company's bylaws the only business which may be considered at a special meeting is the purpose for which it is called and stated in the notice, there will be no other substantive proposal to consider at the meeting. We have modified the proxy statement and the proxy card to reflect this fact and will modify this language if the facts

Mr. Michael Pressman
October 12, 2004

_______________________

change prior to the printing and mailing of the proxy materials. (See "ADDITIONAL SPECIAL MEETING INFORMATION - Procedures for Voting by Proxy," page 31 and the revised proxy card.)

Solicitation of Proxies, page 27

Comment 41:

          Please advise us of the means by which proxies may be solicited and confirm, if true, that proxies will not be solicited via the Internet. In addition, please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. See Rule 14A-6(b) and (c).

Response:

          The modified proxy statement states that proxies may be solicited by personal interview, telephone, electronic mail or fax. The Company does not indend to solicit proxies through webpages or webcasts. We confirm that the Company understands that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A.

Information About Southern Michigan and Its Affiliates, page 28

Comment 42:

          Either here or where appropriate, provide the disclosure regarding your plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item contained in (c)(1-8) is inapplicable or the answer is in the negative, revise the Schedule 13E-3 to so state.

Response:

          Presently, neither the Company nor SMB Merger Co. has any plans, proposals or negotiations that relate to or would result in: any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or any other material change in the Company's corporate structure or

Mr. Michael Pressman
October 12, 2004

_______________________

business. We have modified the proxy statement to include this disclosure. (See "INFORMATION ABOUT SOUTHERN MICHIGAN AND ITS AFFILIATES - Use of Securities Acquired and Plans or Proposals," pages 35-36.)

          In addition, we have expanded the disclosure in the Schedule 13E-3 as well. (See page 4 of the Schedule 13E-3.)

Documents, page 35

Comment 43:

          We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

Response:

          Southern Michigan incorporated financial statements by reference from its most recent Annual Report on 10-K and Quarterly Report on 10-Q (for the purpose of this response, the "Financial Statements") into the proxy statement and into the Schedule 13E-3. The Company included this incorporation by reference pursuant to Instruction 1 to Item 13 of Schedule 13E-3. For the reasons described below, the Company believes that it is not required to provide the Financial Statements in the proxy statement or deliver the Financial Statements to shareholders with the proxy statement.

Applicability of Items 13 and 14 of Schedule 14A

          The Company is not obligated to include in (or with) the proxy statement the financial information required under Item 13 of Schedule 14A. Item 13 of Schedule 14A obligates issuers to disclose certain financial information if "action is to be taken with respect to any matter specified in either Item 11 or 12" of Schedule 14A.

Mr. Michael Pressman
October 12, 2004

_______________________

•

Item 11 is triggered by the authorization or issuance of securities. Neither the Merger nor the Amendment involve the authorization or issuance of securities. Therefore, action under Item 11 has not been proposed by the Company.

•

Item 12 is triggered by the "modification of any class of securities of the registrant, or the issuance or authorization for issuance of securities." The latter portion of Item 12 is not applicable since neither the Merger nor the Amendment involves the issuance or authorization for issuance of securities. In addition, the Merger does not involve the modification of any class of securities of the registrant. However, it is plausible to argue that the Amendment does involve the modification of the Company's common stock. Therefore, we will assume for the purpose of this response that the Amendment triggers Item 12. If so, Item 13 disclosure obligations would arise.

          The Company's position that it need not provide the Item 13 financial information is based on the instructions to Item 13.1 Instruction 1 to Item 13 of Schedule 14A provides the following exception upon which the Company relies:

Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. (Emphasis added)

          The Company believes that the financial information required by Item 13(a) is not material for the exercise of prudent judgment in regard to the shareholders' vote on the Amendment (which is the only "matter to be acted upon" since, as demonstrated in the bullet points above, the Merger does not trigger Item 13 disclosure requirements). The Amendment prohibits certain transfers of shares of common stock if, as a result of the transfer, the receiving shareholder owns of record fewer than 100 shares of common stock. The Company does not believe that a shareholder exercising prudent judgment in deciding whether to vote for the Amendment would require the financial information described in Item 13(a). The Company believes that financial data about the Company does not impact the decision of whether to agree to new transfer restrictions for common

__________________________
1 The financial information required by Item 13(a) may be incorporated by reference pursuant to Item 13(b)(1) or (2). The Company acknowledges that it does not qualify as an S-3 registrant and cannot, therefore, incorporate by reference pursuant to Item 13(b)(1). In addition, the Company does not plan on delivering its annual report to shareholders with the proxy statement and, therefore, cannot incorporate by reference pursuant to Item 13(b)(2). Therefore, the Company cannot incorporate by reference the information mandated by Item 13.

Mr. Michael Pressman
October 12, 2004

_______________________

stock. For these reasons, the Company believes that it is not required to disclose the Item 13(a) financial information to its shareholders when it mails the proxy statement.

          Mark Spitzley of our office discussed this comment with Mr. Pressman on September 29, 2004. As discussed on September 29th, the Company also believes that it is not required to disclose Item 14 of Schedule 14A financial information to its shareholders. Item 14 does not trigger the Company's obligation to disclose financial information in the proxy statement because the proposed transaction involves a wholly owned subsidiary of the Company and does not involve a liquidation or a spin-off. See Instruction 4 to Item 14 of Schedule 14A.

Basis for Incorporation by Reference

          However, the Company is obligated to incorporate the Financial Statements by reference into Schedule 13E-3, and has chosen to incorporate the Financial Statements by reference into the proxy statement.

          Instruction 1 to Item 13 of Schedule 13E-3 provides that, if the filing party provides summarized financial information in its disclosure materials, "the financial information required by Item 1010(a) and (b) of Regulation M-A must be disclosed directly or incorporated by reference into the [Schedule 13E-3 transaction] statement." The Company is providing its shareholders with summarized financial information as permitted by Instruction 1 to Item 13 of Schedule 13E-3 - therefore, it must (and has) incorporate the Item 1010(a) and (b) information by reference into its Schedule 13E-3. Pursuant to that Instruction, the Company must also "include appropriate instructions on how more complete financial information can be obtained" if it disseminates summarized financial information to shareholders. One of the mechanisms the Company has chosen to "include appropriate instructions" is through incorporation by ref! erence within the proxy statement.

Conclusion

          We have provided this analysis of the Company's decision to incorporate the Financial Statements by reference into the proxy statement as a response to your comment and in response to the request given during the September 29th telephone conversation, at which time Mr. Pressman indicated that our analysis appeared to be correct.

          Accordingly, the Company believes that it is not required to provide the financial information detailed in Item 13 of Schedule 14A. The Company also believes that

Mr. Michael Pressman
October 12, 2004

_______________________

Instruction 1 to Item 13 of Schedule 13E-3 provides a basis for incorporating the Financial Statements by reference into the proxy statement.

Closing Information

          Pursuant to the request provided at the end of your September 21, 2004 correspondence, the Company has provided the Commission with a written acknowledgment, a copy of which is enclosed with this letter.

* * * * * * * *

Mr. Michael Pressman
October 12, 2004

_______________________

          Southern Michigan hopes that these responses and the revisions to the Schedule 14A proxy statement and Schedule 13E-3 have satisfied all of the comments and issues addressed by the staff. If you have any questions about these responses or the revisions, please contact me at (616) 752-2752 or Mark Spitzley at (616) 752-2714.

Very truly yours,

Gordon R. Lewis

Enclosure
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